

Mail Stop 3720

August 24, 2006

Via U.S. Mail and Fax
Mr. Cheng-Kann Wu
Chief Accounting Officer
Chungwa Telecom Co., Ltd.
21-3 Hsinyi Road, Section 1
Taipai, Taiwan,
Republic of China

      RE: **Chungwa Telecom Co., Ltd.**
                Form 20-F for year ended December 31, 2005
                Filed May 26, 2006
                File No. 1-31731

Dear Mr. Wu

      We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for year ended December 31, 2005

Pension Costs, Page F-12 and Note 16 Pension Plan, page F-20

1. Tell us how you applied the guidance in SFAS 88 or other authoritative accounting literature in determining the appropriate accounting treatment for the settlement of the obligations of Plan A and Plan B upon privatization. It is unclear why you have accounted for the termination of the plans and settlement of the pension obligations as a capital contribution from the MOTC. Also clarify why you disclose at page F-12 that the MOTC settled related pension obligations on the privatization date. The disclosure at page F-22 suggests that all pension obligations, including service clearance payments, lump sum payments under civil service plan, additional separation payments and other related obligations will be paid from the plan assets. We also note that Chunghwa will administer the distributions to employees. The remaining plan assets, after these payments, will be transferred to the Fund for Privatization of Government-owned Enterprises.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Nasreen Mohammed, Staff Accountant, at (202) 551-3773 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director